Exhibit 2.1

Certain identified information has been excluded from the exhibit because it is not material and is the type that the Registrant treats as private or confidential. Triple asterisks [***] denote exclusions.
ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 6, 2026 (the “Effective Date”) by and between Enodia Therapeutics SAS, a French simplified joint stock company (société par actions simplifiée), having offices at 26 Rue Bosquet, 75007 Paris, France (“Enodia”) and Kezar Life Sciences, Inc., a Delaware corporation, having offices at 4000 Shoreline Court, Suite 300, South San Francisco, California 94080, United States ( “Seller”). Enodia and Seller may be referred to herein by name or individually, as a “Party” and collectively, as the “Parties.”
BACKGROUND
WHEREAS, Seller is in the business of researching, developing, manufacturing and commercializing pharmaceutical products, including the pharmaceutical product internally known as KZR-261 and certain discovery compounds targeting the Sec61 translocon or protein secretion pathway;
WHEREAS, Enodia is in the business of researching, developing, manufacturing and commercializing small molecules through proprietary cellular and animal assays; and
WHEREAS, Enodia desires to purchase from Seller, and Seller desires to sell to Enodia, certain assets related to the research, development, manufacture and commercialization of the Products for and in the Territory (each, as defined below), all on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the covenants, conditions and undertakings hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:
AGREEMENT
ARTICLE 1
DEFINITIONS
For the purposes of this Agreement, the following capitalized words and phrases shall have the following meanings:
1.1“Affiliate” means, with respect to a Party, any corporation, limited liability company or other business entity controlling, controlled by or under common control with such Party, for so long as such control exists. For the purposes of this definition, control means: (a) to possess, directly or indirectly, the power to direct affirmatively the management and policies of such corporation, limited liability company or other business entity, whether through ownership of voting securities or by contract relating to voting rights or corporate governance; or (b) ownership of more than fifty percent (50%) of the voting stock in such corporation, limited liability company or other business entity (or such lesser percent as may be the maximum that may be owned pursuant to Applicable Law of the country of incorporation or domicile), as applicable.
1.2“API” or “Active Pharmaceutical Ingredient(s)” means any substance that is intended for incorporation into a finished drug product and is intended to furnish pharmacological activity or other direct effect in the diagnosis, cure, mitigation, treatment, or prevention of disease, or to affect the structure or any function of the body.

1.3“Applicable Law” means all applicable laws, statutes, rules, regulations, guidelines and standards promulgated by any Governmental Authority of competent jurisdiction.
1.4“Assigned Books and Records” means true, accurate and complete copies or, to the extent required by Applicable Law, originals of those Books and Records related to the Products that are owned by Seller or its Affiliates, or to which Seller or its Affiliates has rights, set forth on Schedule 1.4.
1.5“Assigned Contracts” means the Contracts to which Seller or its Affiliates is a party or is otherwise bound as of the Closing Date set forth on Schedule 1.5.
1.6“Assigned Intellectual Property Rights” means, collectively, (a) the Assigned Patents, (b) the Assigned Know-How, and (c) the other Intellectual Property Rights set forth on Schedule 1.6. For clarity, the Assigned Patents shall be set forth on Schedule 1.8 and the Assigned Know-How shall be set forth on Schedule 1.7.
1.7“Assigned Know-How” means true, accurate and complete copies or, to the extent required by Applicable Law, originals of the Know-How owned or controlled by Seller or its Affiliates set forth on Schedule 1.7.
1.8“Assigned Patents” means the Patents that are owned or controlled by Seller or any of its Affiliates targeting the Sec61 translocon or protein secretion pathway set forth on Schedule 1.8, together with the corresponding Patent-Related Information, any continuations, divisionals, substitutions, continuations-in-part, provisionals and converted provisional applications thereof.
1.9 “Assignment and Assumption Agreement” means an assignment and assumption agreement to be executed and delivered by Enodia and Seller at Closing, substantially in the form of Exhibit A attached hereto.
1.10“Bankruptcy Event” means, with respect to Seller: (a) the making by it of a general assignment for the benefit of creditors; (b) the commencement by it of any voluntary petition in bankruptcy or suffering by it of the filing of an involuntary petition of its creditors; (c) the suffering by it of the appointment of a receiver to take possession of all, or substantially all, of its assets; (d) the suffering by it of the attachment or other judicial seizure of all, or substantially all, of its assets; (e) the admission by it in writing of its inability to pay its debts as they come due; or (f) the making by it of an offer of settlement, extension or composition to its creditors generally.
1.11“Bill of Sale” means a bill of sale to be executed and delivered by Seller to Enodia at Closing, substantially in the form of Exhibit B attached hereto.
1.12“Books and Records” means all books, records, files, documents, information and correspondence of any kind or nature, including, as applicable: all records with respect to supply sources; any materials used in the research, development, or manufacture of the Products, including all case report forms relating and all statistical programs developed (or modified in a manner material to the use or function thereof) to analyze clinical data for any purpose; medical education materials, web site content and advertising and display materials; all records, including vendor and supplier lists, pricing lists, manufacturing records, sampling records, investigational reports, standard operating procedures and batch records, related to the manufacturing process; all laboratory notebooks relating to the Products or relating to their biological, physiological, mechanical or formula properties; and all correspondence, minutes or other communications with the FDA or other Regulatory Authority.
1.13“Business Day” means any day other than a Saturday, a Sunday or any day on which commercial banks located in New York City, New York, U.S.A. and Paris, France are authorized or required to remain closed.
1.14“Calendar Year” means the period beginning on the 1st of January and ending on the 31st of December of the same year; provided, however, that (a) the first Calendar Year of the term of this Agreement shall commence on the Effective Date and end on December 31 of the same year and (b) the last Calendar Year of the term of this Agreement shall commence on January 1 of the Calendar Year in which this Agreement expires or terminates and end on the date of expiration or earlier termination of this Agreement.
1.15“Change of Control” means, with respect to an entity, (a) a merger, reorganization, combination, or consolidation of such entity with another entity that results in the holders of beneficial ownership of the voting securities or other voting interests of such original entity (or, if applicable, the ultimate parent of such original entity) immediately prior to such merger, reorganization, combination, or consolidation ceasing to hold beneficial ownership of more than fifty percent (50%) of the combined voting power of the surviving entity or the ultimate parent of the surviving entity immediately after such merger, reorganization, combination or consolidation, (b) a transaction or series of related transactions in which another entity, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities or other voting interest of such original entity, or (c) the sale, lease, exchange, contribution, or other transfer (in one transaction or a series of related transactions) to another entity of all or substantially all of such original entity’s assets.
1.16“Clinical Compound” means the pharmaceutical product known as KZR-261, and any derivatives thereof, including any ester, ether, hydrate, solvate, isomer (stereoisomer or optical isomer) or mixtures of isomers, prodrug, metabolite or derivative of its API, or any salt form or polymorph of such API or any of the foregoing, and any and all formulations, forms and dosage strengths thereof, including therapeutically equivalent versions.
1.17“Contracts” means any and all written commitments, contracts, purchase orders, sales orders, tenders, permits, leases, subleases, licenses, easements, commitments, arrangements, undertakings, evidence of indebtedness, mortgages, security or pledge agreements or other agreements, instruments or obligations.
1.18“Control” means, with respect to any Intellectual Property Right, information or materials the possession (whether by ownership, license or otherwise) of the ability to assign, or grant a license or sublicense under, or access to, such Intellectual Property Right, information or materials, as applicable, as provided for in this Agreement without violating the terms of any agreement with any Third Party.
1.19“Directed To” means, with regard to a compound or product, including a Product, and a target within a biological or signaling pathway, that such compound or product binds directly to such target within such biological or signaling pathway and exerts its primary diagnostic, prophylactic or therapeutic activity as a result of such binding.

1.20“Discovery Compound” means any compound that is claimed by any Assigned Patent other than the Clinical Compound, whether alone or in combination with one or more additional components, in all forms, formulations and dosage forms.
1.21“Encumbrance” means any claim, mortgage, pledge, assessment, security interest, option, deed of trust, lease, lien, levy, license or other grant of rights, restriction on transferability, defect in title, charge or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.
1.22“European Union” means (a) the economic, scientific and political organization of European Union member states as it may be constituted from time to time, specifically including any country that was a European Union member state as of the Effective Date, whether or not such country is a participating member as of the applicable time, and (b) the United Kingdom.
1.23“FDA” means the United States Food and Drug Administration, or any successor agency thereto performing similar functions.
1.24“FFDCA” means the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations, and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).
1.25“First Approved Product” means the first Product to receive Marketing Approval in the U.S. or any Major Market.
1.26“First Commercial Sale” means, on a country-by-country basis, the first day on which Enodia or its Affiliates sells or distributes the First Approved Product to an independent Third Party customer in the Territory for end use or consumption of such Product in such country after all of the required Regulatory Approvals to sell such Product have been granted by the Regulatory Authority in such country, other than any sales or distribution to or for any expanded access program, compassionate sales or use program (including named patient program or single patient program), indigent program, for other charitable or promotional purposes or similar limited purposes, or for use in any tests or studies reasonably necessary to comply with Applicable Laws, regulation or request by a Governmental Authority.
1.27“FTC” means the United States Federal Trade Commission, or any successor agency thereto performing similar functions.
1.28“Generic Product” means, with respect to the First Approved Product in a particular country, any pharmaceutical product that: (a) contains the API in such Product as its sole active pharmaceutical ingredient; (b) has the same dosage form, strength, and delivery as such Product; (c) has received regulatory approval in such country by referencing or relying on the prior Regulatory Approval of such Product (in the United States, an approval under Section 505(j) of the Federal Food, Drug, and Cosmetic Act, and in any other county, the equivalent thereto); and (d) is pharmaceutically equivalent and bioequivalent to such Product.
1.29“Governmental Authority” means any court, agency, department, authority or other instrumentality of any nation, state, country, city or other political subdivision, including any Regulatory Authority.

1.30“IND” means any Investigational New Drug Application filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations, including any amendments thereto. References herein to IND shall include, to the extent applicable, any comparable filing(s) or clinical trial authorizations (e.g., a filing that must be made prior to commencing clinical testing of a product in human subjects) outside the United States to the applicable Regulatory Authority.
1.31“IND Transfer Letters” means the letters addressed to the FDA, or any other Regulatory Authority, as applicable, to transfer the INDs or other Regulatory Approval listed on Schedule 1.31 from Seller to Enodia, in the form attached as Exhibit C.
1.32“Initial Cash Consideration” means a cash amount equal to (a) Eight Hundred Thousand U.S. Dollars ($800,000) plus, (b) to the extent applicable, the amount paid by Seller to the carrier in connection with the shipment of that Product Inventory to Enodia, as mutually agreed in writing between Seller and Enodia prior to the Closing.
1.33“Intellectual Property Assignment” means an assignment executed by Seller to be submitted to the U.S. Patent and Trademark Office stating that Seller has assigned and transferred ownership of the Assigned Patents to Enodia in substantially the form attached hereto as Exhibit D.
1.34“Intellectual Property Rights” means and includes all of the following, whether existing now or in the future, anywhere in the world: (a) (i) any issued patent, including inventor’s certificates, utility model, design, substitutions, supplemental protection certificates, extensions, confirmations, reissues, re-examinations, renewals or any like governmental grant for protection of inventions; and (ii) any application for any of the foregoing, including any continuations, divisionals, substitutions, additions, continuations-in-part, provisionals and converted provisional applications (collectively, “Patents”); (b) United States and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (c) rights in works of authorship including any United States and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof; (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (e) Know-How; (f) URL and domain names, together with any registrations and applications for registration thereof; (g) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing; and (h) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.
1.35“Inventory Cash Consideration” means a cash amount equal to Two Hundred Thousand U.S. Dollars ($200,000).
1.36“Inventory Purchase Agreement” means that certain Inventory Purchase Agreement between the Parties entered into at or prior to the Closing, in substantially the form attached hereto as Exhibit E.
1.37“Know-How” means information and materials comprising: (a) ideas, discoveries, inventions, improvements or trade secrets; (b) Product-Related Data; (c) any business plans, designs, technical data, financial information, pricing and cost information, bills of material, or other similar information; (d) databases, practices, methods, techniques, specifications, formulations, formulae and knowledge; (e) manufacturing techniques, processes, and information; and (f) research materials, reagents and compositions of matter, including biological material and chemical compounds.
1.38“Knowledge” means, with respect to Seller, the actual knowledge, after reasonable due inquiry, of [***].
1.39“Liability” means any direct or indirect liability, obligation, claim, deficiency, guarantee or commitment of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including any liability for Taxes.
1.40“Major Market” means [***].
1.41“Marketing Application” shall mean (a) a New Drug Application (a “NDA”) as defined in the FFDCA filed with the FDA, or any corresponding foreign application in the Territory, including, with respect to the European Union, a Marketing Authorization Application (a “MAA”) filed with the European Medicines Evaluation Agency, or any successor entity thereto performing similar functions in the European Union, pursuant to the Centralized Approval Procedure or with the applicable Regulatory Authority of a country in Europe with respect to the mutual recognition or any other national approval procedure, and (b) all supplements, amendments, variations, extensions, and renewals thereof that may be filed with respect to the foregoing.
1.42“Marketing Approval” shall mean, with respect to a Product in any country or jurisdiction, approval of the Marketing Application for such Product filed in such country by the Regulatory Authority in such country or jurisdiction, and only where required in order to begin to commercialize the Product in a given country or jurisdiction, receipt of pricing and reimbursement approvals.
1.43“Net Sales” means, with respect to the First Approved Product, the total amount billed or invoiced on sales of such Product by Enodia or its Affiliates to Third Party customers in the Territory for such period, in bona fide arm’s length transactions, less reasonable and customary deductions allowed and taken for the following items incurred with respect to sales to such Third Party customers:
(a)prompt pay, trade, cash and quantity discounts;
(b)price reductions, chargebacks or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to governmental authorities or other payees, including end customers and distributors;
(c)amounts repaid or credited by reason of rejections, defects, damaged, outdated or recalled such Product, returned goods allowance, billing errors, or because of retroactive price reductions, including rebates or wholesaler chargebacks, as well as credit card charges (including processing fees);
(d)the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans relating to such Product;

(e)fees paid to wholesalers, distributors, warehousing chains and selling agents (excluding any sales representatives of Enodia) with respect to such Product;
(f)that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) reasonably allocable to sales of such Product;
(g)tariffs, Taxes, customs duties and other governmental charges (including any tax such as a value added, sales or similar tax or government charge, except to the extent reimbursed, but excluding what is commonly known as income tax) levied on or measured by the billing amount for such Product and actually paid;
(h)fees for freight, postage charges, insurance, packaging materials and other transportation and handling charges related to such Product; and
(i)bad debts and amounts not collected by Enodia relating to sales of such Product that are accrued or written off in accordance with accounting standards consistently applied.
1.44For clarity, sales of the First Approved Product between or among Enodia and its Affiliates and distributors for resale shall be excluded from Net Sales, but the subsequent resale of such Product shall be included in Net Sales. Transfers, use or sales of such Product for research, development (including for clinical studies), promotional or advertising purposes or as donations or the like or as “treatment IND sales,” “named patient sales,” “compassionate use sales” or pursuant to any expanded access programs, in each case, shall not be included in Net Sales. For purposes of calculating Net Sales, all Net Sales shall be converted into Dollars using the average rate of exchange over the applicable calendar quarter to which the sales relate, in accordance with the then current standard methods of Enodia, to the extent reasonable and consistently applied. The gross amount received for any such Product included in a Combination Product in a particular country and during a particular reporting period shall be calculated by multiplying the gross amount received for such Combination Product by the fraction A/(A+B), where “A” is the gross amount received for the Product sold separately in such country during such reporting period without the other active ingredient, product, device, piece of equipment or component, as applicable, and “B” is the gross amount received for the other active ingredient, product, device, piece of equipment or component, as applicable, sold separately in such country during such reporting period. In the event that such active ingredient, product, device, piece of equipment or component, as applicable, is not sold separately (but the Product is) in such country during such re-porting period, the gross amount received for the Product shall be calculated by multiplying the gross amount received for such Combination Product by the fraction A/C, where “A” is the gross amount received for the Product sold separately in such country during such reporting period, and “C” is the gross amount received for such Combination Product in such country during such reporting period. In the event that the Product is not sold separately in such country during such reporting period, the portion of the gross amount received for such Combination Product that is attributable to Net Sales of the Product for purposes of applicable milestone and royalty determinations shall be reasonably determined by Enodia based upon the relative value of the Product and the active ingredient, product, device, piece of equipment or component, as applicable, included in the Combination Product. In the event of a dispute with respect to such allocation, each Party may submit the matter to dispute resolution pursuant to Article 10. Neither Party shall be deemed in breach of this Agreement by reason of a failure to agree on such allocation (or, with respect to Enodia, to pay any disputed amount); provided that, in the case of Enodia, that it has paid any undisputed amount due to Seller and, following resolution pursuant to Article 10, promptly pays any additional amount determined to be due. “Combination Product” as used herein means a combination product containing the Product together (a) with one or more other active ingredients, or (b) with one or more products, devices, pieces of equipment or components, but sold for an integrated price or for a single price.
1.45“Patent-Related Information” means, for each Assigned Patent, the file wrapper and file history for such Assigned Patent, the docket for such Assigned Patent, and any and all correspondence with the U.S. Patent and Trademark Office or corresponding Governmental Authority outside of the United States with respect to an Assigned Patent (including any application, whether or not a Patent issued), in each case, that are owned or Controlled by Seller or its Affiliates.
1.46“Permitted Encumbrances” means: (a) all liens for Taxes or assessments which are not yet due or delinquent or the validity of which are being contested in good faith; and (b) all landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by law, incurred in the ordinary course of business.
1.47“Person” means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency thereof.
1.48“Phase 2 Study” means a clinical study, the principal purpose of which is the preliminary determination of efficacy and/or preliminary establishment of appropriate dose ranges for efficacy and safety in patients with the disease or condition being studied and that would satisfy the requirements under 21 C.F.R. § 312.21(b) for the U.S., as amended from time to time, or the corresponding foreign regulations for a comparable filing with a comparable Regulatory Authority.
1.49“Phase 3 Study” means a clinical study (a) the principal purpose of which is to establish safety and efficacy in patients with the disease being studied and that would satisfy the requirements under 21 C.F.R. §312.21(c) for the U.S., as amended from time to time, or the corresponding foreign regulations for a comparable filing with a comparable Regulatory Authority, and (b) that is designed and intended to be of a size and statistical power sufficient to serve as a pivotal study to support the filing of a marketing authorization approval for the indication being studied.
1.50“Product” or “Products” means, individually and collectively, the Clinical Compound and the Discovery Compounds. For clarity, the Product shall include where applicable any of the packaging required for effective use of the Product.
1.51“Product Inventory” means those inventories of the Products, together with all bulk Active Pharmaceutical Ingredient(s), other raw materials, components, parts, work in process and packaging materials owned by Seller or any of its Affiliates set forth on Schedule 1.50 attached hereto, solely to the extent in existence as of the Effective Date.
1.52“Product Registrations and Permits” means the permits, qualifications, licenses, registrations, exemptions, approvals and other authorizations related to the Products for or in the Territory that are held in the name of Seller or any of its Affiliates as set forth on Schedule 1.51.
1.53“Product Regulatory Materials” means all Regulatory Filings or the Product Registrations and Permits and supporting materials therefor, including, as applicable, the dossier and any drug master files, together with all Regulatory Approvals issuing therefrom or granted on such

Regulatory Filings; all files maintained by or on behalf of Seller with respect to the Product Registrations and Permits, and such Regulatory Filings and Regulatory Approvals including, to the extent applicable, adverse events files and complaint files; and all correspondence with and reports submitted to Regulatory Authorities with respect to the Product in the Territory.
1.54“Product-Related Data” means any and all information and results of any type related to the Products in the Territory, whether or not proprietary, including, as applicable, research, development, manufacturing and commercialization data, such as medicinal chemistry data, pre-clinical data, pharmacology data, chemistry data (including analytical, product characterization, toxicology data), clinical data (including original patient report forms, investigator reports (both preliminary and final reports), clinical protocols, statistical analyses, expert opinions and reports, safety and other electronic databases), manufacturing data (including analytical and quality control data and stability data, other chemistry, manufacturing, and control (CMC) data), financial data, reports from contract research organizations, market research, commercialization plans and customer lists, in each case, together with all supporting data and raw source data; provided, however, Product-Related Data shall exclude any and all patient-specific and other similar data to the extent required by Applicable Law.
1.55“Regulatory Approval” means, with respect to a product, to the extent applicable, all approvals, licenses, registrations or authorizations necessary for the research, development, manufacture or commercialization of such product in a particular jurisdiction in the Territory (including applicable approvals of labeling, price and reimbursement for such product in such jurisdiction).
1.56“Regulatory Authority” means, to the extent applicable, any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity with authority over the research, development, manufacture or commercialization (including approval of Regulatory Approvals) of any product in any jurisdiction, including the FDA.
1.57“Regulatory Filing” means any and all filings or applications submitted to a Regulatory Authority with respect to any product (together with supporting documentation, material correspondence, meeting minutes, other communications, and any publications referenced in such filings, reports, submissions, written correspondence, or applications) in any jurisdiction, including INDs, Regulatory Approvals, orphan drug designation requests, investigational new drug applications and clinical trial authorizations as set forth on Schedule 1.56.
1.58“Related Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the IND Transfer Letter, and the Inventory Purchase Agreement.
1.59“Seller’s Disclosure Schedule” means the schedule to this Agreement delivered by Seller to Enodia prior to the Closing Date.
1.60“Target” means [***].
1.61“Taxes” means any and all U.S. and non-U.S. federal, state, or local taxes, levies, fees, imposts, duties, assessments and charges in the nature of a tax, including net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, service, value-added, ad valorem, transfer, franchise, capital, profits, license, withholding, payroll, employment, excise, severance, stamp, production, occupation, premium, property, disability, registration, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other assessment or charge in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.
1.62“Territory” means [***].
1.63“Third Party” means any Person other than Seller, Enodia and their respective Affiliates.
1.64“Third Party Expenses” means any and all fees and expenses incurred by or on behalf of Seller or any of its Affiliates (whether or not paid or payable prior to, at or after the Closing) in connection with this Agreement or any of the Related Agreements, including: (a) all debts, legal, accounting, financial advisory, consulting, brokers’, finders’ and all other fees and expenses of third parties incurred by or on behalf of Seller or any such Affiliate in connection with the negotiation and effectuation of the terms and conditions of this Agreement or any of the Related Agreements; (b) any payments in connection with any release of any Encumbrances on the Assigned Assets (other than the Permitted Encumbrances) or any change in control, corporate transaction or similar obligations or Liabilities resulting from, or in connection with this Agreement or any of the Related Agreements, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any party under any Contract as are required in connection with this Agreement or any of the Related Agreements for any such Contract to remain in full force and effect following the Closing or resulting from any assignment of any Contract, or rights or interests therein, or any agreed-upon modification or early termination of any Contract resulting from, or in connection with this Agreement or any of the Related Agreements, payable in connection with this Agreement or any of the Related Agreements.
1.65Additional Definitions. Each capitalized term not otherwise defined in this Article 1 shall have the meaning ascribed to it in the corresponding Section of this Agreement.
1.66Interpretations. The captions and headings to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits to this Agreement and references to this Agreement include all Schedules and Exhibits hereto. Unless context clearly requires otherwise, whenever used in this Agreement: (a) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (b) the word “or” shall have its inclusive meaning of “and/or;” (c) the word “notice” shall require notice in writing; (d) the words “hereof,” “herein,” “hereunder,” “hereby” and derivative or similar words refer to this Agreement (including any Schedules or Exhibits); (e) provisions that require that a Party or the Parties “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, approved meeting minutes, letter or otherwise; (f) words of any gender include the other gender; (g) words using the singular or plural number also include the plural or singular number, respectively; (h) references to any specific law, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement thereof; and (i) neither Party shall be deemed to be acting “under the authority of” the other Party.
ARTICLE 2
PURCHASE AND SALE
1.1Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller, on behalf of itself and its Affiliates, hereby irrevocably and perpetually sells, conveys, assigns, transfers and delivers to Enodia, free and clear of all Encumbrances and effective at the Closing (as defined below), and Enodia hereby irrevocably and perpetually purchases, acquires and accepts from Seller, all of Seller’s right, title and interest in, to and under the following assets, properties and rights (collectively, the “Assigned Assets”):
(a)the Assigned Intellectual Property Rights;
(b)Seller’s rights and obligations under the Assigned Contracts;
(c)the Assigned Books and Records;
(d)the Product Inventory;
(e)the Product Registrations and Permits;
(f)the assets set forth on Schedule 2.1(f);
(g)any and all rights and interests (including the right to enforce) in, to and under any confidentiality or assignment of inventions or similar agreements with any employees or any other Person who participated in any research or development of any Product or any Assigned Intellectual Property Rights, in each case, to the extent such rights pertain to any Product;
(h)all rights, claims, causes of action and credits, including all guarantees, warranties, indemnities, rights of set-off and similar rights, in favor of Seller to the extent relating to any of the foregoing assets under subsection (a) through (g) above, including all causes of action, rights to damages and other remedies for past misappropriation or infringement of any Assigned Intellectual Property Rights; and
(i)any and all goodwill associated with any of any of the foregoing assets, properties or rights under subsection (a) through (h) above.
At the Closing, the sale, conveyance, assignment and transfer of the Assigned Contracts will be effected pursuant to the Assignment and Assumption Agreement, the assignment of the Assigned Patents will be perfected pursuant to the Intellectual Property Assignments. The transfer of the Assigned Contracts pursuant to this Agreement shall not include the assumption of any Liability related to the Assigned Assets unless Enodia expressly assumes that Liability pursuant to Section 2.3(a) below.
1.2Excluded Assets. Except as expressly set forth in this Agreement or a Related Agreement, Seller does not sell, convey, assign, license or transfer any assets, properties, goodwill or rights of Seller to Enodia hereunder that do not constitute the Assigned Assets, including, for the avoidance of doubt, assets, properties, goodwill or rights solely relating to the Seller’s immunoproteasome inhibitor program and Seller’s proprietary compound zetomipzomib (such other assets, properties, goodwill or rights Controlled by Seller or its Affiliates, the “Excluded Assets”).
1.3Liabilities.
(a)Assumed Liabilities. Subject to the terms and conditions of this Agreement and the Assignment and Assumption Agreements, at the Closing, Seller shall assign, and Enodia shall assume, (i) the Liabilities of Seller arising after the Closing under the Assigned Contracts or the Product Registrations and Permits (other than any Liabilities arising out of or relating to a breach, violation or default thereof that occurred prior to or at the Closing or any action or omission by or on behalf of Seller), (ii) (A) any Taxes arising from or attributable to Enodia’s use or ownership of the Assigned Assets for all taxable periods (or portions thereof) beginning after the Closing Date, and (B) Taxes allocable to Enodia pursuant to Section 10.15; (iii) any Liabilities arising from or relating to the purchase and sale, assignment, transfer, storage, or use by or on behalf of Enodia from and after the Closing (other than any Liabilities arising out of any action or omission taken by or on behalf of Seller prior to the Closing) of those Assigned Assets set forth on Schedule 2.1(f); and (iv) all Liabilities resulting from the ownership, use, operation or maintenance of the Assigned Assets by or on behalf of Enodia from and after the Closing (other than any Liabilities arising out of any action or omission by or on behalf of Seller) (the “Assumed Liabilities”). For clarity, Assumed Liabilities exclude any Liabilities under, and Taxes arising from or attributable to, the Excluded Assets.
(b)Excluded Liabilities. Except for the Assumed Liabilities, Enodia shall not assume and shall not be deemed to have assumed or be liable or responsible for, any Liabilities of or on behalf of Seller or any of its Affiliates (collectively, the “Excluded Liabilities”) and, as between the Parties, Seller shall retain, satisfy and discharge any and all Excluded Liabilities as and when they become due. Without limiting the foregoing, Excluded Liabilities include:
(i)all Liabilities (A) resulting from the ownership, use, operation or maintenance of the Assigned Assets by or on behalf of Seller at or prior to the Closing, (B) relating to or arising from the conduct of any clinical trials performed by or on behalf of Seller prior to the Closing, or (C) relating to or arising from: (1) any breach, violation or default of an Assigned Contract or Product Registrations and Permits occurring at or prior to Closing; or (2) any action, omission, breach or violation of Applicable Law, breach of warranty, tort or infringement or misappropriation by or on behalf of Seller occurring at or prior to the Closing;
(ii)all Liabilities arising from any Action or other claims (including any product liability, patent infringement, breach of warranty, government seizure, recall or similar claim for injury to person or property) related to the Assigned Assets or any Product arising from any event, circumstance or condition occurring prior to the Closing;
(iii)all Liabilities related to the Excluded Assets, including any Liabilities arising under any Contract that is not an Assigned Contract (as addressed in Section 2.3(b)(i));
(iv)any and all Third Party Expenses; and
(v)any Taxes of Seller or any of its Affiliates for any taxable period, and any Taxes arising from or attributable to the use or ownership of the Assigned Assets for all taxable periods (or portions thereof) ending on or prior to the Closing Date.
1.4Consents. Notwithstanding anything in this Agreement to the contrary, this Agreement does not constitute an agreement to transfer or assign any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or, upon transfer, Enodia under such asset, claim or right (each, a “Non-Assignable Asset”). If any transfer or assignment by Seller to Enodia, or any direct or indirect assumption by Enodia, of any Non-Assignable Asset requires the consent of a third party, then such transfer or assignment or assumption of such Non-Assignable Asset must be made subject to such consent being obtained, at which time such Non-Assignable Asset will be deemed an Assigned Asset. Seller will have no liability whatsoever to Enodia arising out of or relating to the failure to obtain any consent that may be required in connection with the transactions contemplated by this Agreement or because of any circumstances arising therefrom; provided that Seller shall provide commercially reasonable assistance to Enodia (not including the payment of any consideration) for a period commencing on the Effective Date and continuing until the later to occur of (a) forty five (45) days after the Closing Date and (b) a Change of Control of Seller, to secure any such consents from Third Parties with respect to the Non-Assignable Assets.
1.52.5    Exclusivity.
(a)For a period commencing on the Closing Date and ending on the earlier to occur of (i) a Change of Control of Seller and (ii) five (5) years after the Closing Date (the “Applicable Period”), Seller (itself and on behalf of its Affiliates) shall not, directly or indirectly, research, develop, manufacture or commercialize (including seek Regulatory Approval for), or authorize or otherwise assist any Third Party in researching, developing, manufacturing or commercializing (including providing access or right of reference to the Regulatory Filings of Seller or its Affiliates), or supply to any Third Party, any Products or Competing Products in the Territory. “Competing Product” means [***].
(b)If a court of competent jurisdiction determines that the foregoing restrictions are too broad or otherwise unreasonable under Applicable Law, the Parties hereby agree to revise the foregoing restrictions to include the maximum restrictions allowable under Applicable Law. Each of the Parties acknowledges, however, that this Section 2.5 has been negotiated by the Parties and that the Applicable Period is reasonable in light of the circumstances pertaining to the Parties.
(c)Notwithstanding any other provision of this Agreement, (i) it is understood and agreed that remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 2.5, and, accordingly, Enodia shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants; and (ii) this Section 2.5 shall immediately cease to apply to Seller upon the Change of Control of Seller, including any Affiliates of Seller following such Change of Control.
1.6Covenant Not to Sue. Seller, on behalf of itself, its Affiliates and their respective successors and assigns, hereby covenants and agrees not to sue Enodia or any of its Affiliates, partners or licensees, and each of their successors and assigns, for (a) misappropriation of any Know-How or other Intellectual Property Right owned or Controlled by Seller or any of its Affiliates prior to or as of the Closing Date based on their research, development, manufacture, marketing, commercialization or other exploitation of any of the Products and (b) working or otherwise engaging with Neel Anand in any capacity, including, without limitation, Neel Anand’s disclosure and use of any information related to the Assigned Assets.
ARTICLE 3
PURCHASE PRICE AND PAYMENTS
1.1Purchase Price.
(a)In consideration of the sale and transfer of the Assigned Assets, Enodia will pay the following consideration to Seller (the “Purchase Price”):
(i)at the Closing, the Initial Cash Consideration;

(ii)when due and payable, the Inventory Cash Consideration; and
(iii)and subject to the contingencies set forth herein, if and when due and payable, the Milestone Payments and royalty payments.
1.2Inventory Cash Consideration.
(a)The Inventory Cash Consideration shall be paid by Enodia to Seller upon the earlier to occur of (i) within three (3) Business Days following receipt of notice from the carrier that the shipment of the Product Inventory has been delivered to the address designated by Enodia in accordance with Section 5.2(c), and (ii) the forty fifth (45th) day after the Closing Date.
(b)Notwithstanding the foregoing or anything else in this Agreement to the contrary, Enodia acknowledges and agrees that risk of loss or damage to the Product Inventory shall transfer to Enodia at the Closing, and in no event shall Enodia seek to withhold, deduct, offset or recover from Seller any amounts due under this Agreement, including the Initial Cash Consideration, the Inventory Cash Consideration, the Milestone Payments, any royalty payments or any amounts required to be paid in accordance with Section 9.1, in connection with any loss or damage to the Product Inventory that occurs from and after the Closing.
1.3Milestone Payments and Royalty Payments.
(a)    Subject to the terms and conditions of this Agreement, including Enodia’s rights under Article 10, within [***] Business Days after the first achievement of each milestone event (each, a “Milestone Event”) set forth in the chart below by Enodia or any of its Affiliates or licensees following the Closing, Enodia shall notify Seller in writing of such achievement. Promptly upon (but no later than [***]) the occurrence of each Milestone Event, Enodia shall pay an amount equal to each corresponding milestone payment (each, a “Milestone Payment”) to Seller.

No.	Milestone Event	Milestone Payment
1.	[***]	[***]
2.	[***]	[***]
3.	[***]	[***]
4.	[***]	[***]
5.	[***]	[***]
6.	[***]	[***]
8.	[***]	[***]
9.	[***]	[***]
10.	[***]	[***]
Total Amount		$127,000,000 USD

(a)For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, in no event shall any Milestone Payment for a Milestone Event be paid more than once, regardless of the number of Products. In addition, the Milestone Events shall only be applicable for the first Product to achieve such Milestone, regardless of how many Products are developed and commercialized.
(b)In the event that Milestone Event No. 2 or No. 3 is achieved but achievement of either or both of the prior listed Milestone Event No. 2 or No. 1, as applicable, has not occurred, then such unachieved prior listed Milestone Events shall be deemed to have been achieved, and the corresponding Milestone Payments shall be due and payable, at the same time as the Milestone Payment for such later Milestone Event.
(c)Subject to the remainder of Section 3.3(d), Enodia shall pay to Seller royalties on the First Approved Product based on Calendar Year Net Sales of the First Approved Product in the Territory set forth in the chart below.

Calendar Year Net Sales	Royalty Rate
[***]	[***]
[***]	[***]
(i)Enodia’s obligation to pay royalties under this Section 3.3(d) for the First Approved Product shall commence on the First Commercial Sale in the Territory and continue on a country-by-country basis, until the expiration of all Assigned Patents covering the First Approved Product in such country in the Territory (such period, for First Approved Product in such country, the “Royalty Term”). After the expiration of the Royalty Term in a country for the First Approved Product, no further royalty payments shall be due with respect to the First Approved Product in such country.
(ii)If Enodia becomes aware of any Intellectual Property Right that is Controlled by any Third Party and is necessary or reasonably useful for Enodia or its Affiliates to exercise Enodia’s rights under this Agreement to manufacture, market, sell, offer for sale, or commercialize the First Approved Product in any country in the Territory, then Enodia shall have the right to negotiate and acquire a license to such Intellectual Property Right, and Enodia shall have the right to credit [***] of any upfront, milestone, or royalty payments made by Enodia to such Third Party against the royalties payable by Enodia pursuant to Section 3.3(d) for the First Approved Product in such country, up to a maximum reduction of [***] of the applicable royalties in Section 3.3(d); except that, any such reduction not fully taken as a result of the application of this Section 3.3(d)(ii) may be carried forward and applied against future royalties otherwise payable under Section 3.3(d). For clarity, any such royalty offset will not apply to any other active ingredient, diagnostic, device, equipment or component used in the commercialization of the First Approved Product that is not related to the API thereof.
(iii)Upon entry of the first Generic Product in a country in the Territory, the royalty payable with respect to Net Sales of the First Approved Product in such country shall be reduced by [***].

(iv)The maximum aggregate reduction in the royalty payable with respect to Net Sales in any country during the Royalty Term pursuant to Sections 3.3(d)(ii) and 3.3(d)(iii) shall be [***].
(v)Following the First Commercial Sale of the First Approved Product, Enodia shall furnish to Seller a written report for each calendar quarter showing the Net Sales on a country-by-country basis sold by or on behalf of Enodia during the reporting calendar quarter and the royalties payable under this Agreement in sufficient detail to allow Seller to verify the amount of royalties paid by Enodia with respect to such calendar quarter (“Quarterly Report”). Each such Quarterly Report shall include, on a country-by-country basis, the following: (A) total gross sales and Net Sales (including an itemization of the deductions applied to gross sales to derive such Net Sales); (B) the number of units for the First Approved Product sold (less an itemization of the damaged, rejected, or recalled the First Approved Product to derive such units for the First Approved Product sold); (C) the applicable royalty under this Agreement; (D) the royalties payable for the First Approved Product and (E) the royalties payable for the First Approved Product in U.S. Dollars as determined by Enodia using the average rate of exchange over the applicable calendar quarter to which the sales relate, in accordance the then current standard methods of Enodia, to the extent reasonable and consistently applied. Enodia shall furnish to Seller Quarterly Reports no later than [***] days following the end of each calendar quarter. The corresponding royalties shown to have accrued by each Quarterly Report provided under this Section 3.3(d) shall be due and payable on the date such report is due. For clarity, and notwithstanding anything to the contrary herein, royalties shall be payable on a country-by-country basis for the applicable Royalty Term solely with respect to the First Approved Product.
(vi)Enodia shall keep complete and accurate records of the calculations of Net Sales generated in the then current calendar year and payments required under this Agreement, and during the preceding three (3) calendar years. Seller will have the right, once annually at its own expense, to have a nationally recognized, independent, certified public accounting firm, selected by it and subject to Enodia’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), review any such records of Enodia and its Affiliates and licensees (the “Audited Party”) in the location(s) where such records are maintained by the Audited Party upon reasonable written notice (which shall be no less than [***] days’ prior written notice) and during regular business hours and under obligations of strict confidence, for the sole purpose of verifying the basis and accuracy of payments made under Section 3.2 within the [***] month period preceding the date of the request for review. No calendar year will be subject to audit under this Section 3.3(d)(vi) more than once. Enodia will receive a copy of each such report concurrently with receipt by Seller. Seller will pay the full cost of the review unless the underpayment of amounts due to Seller is greater than [***] of the amount due for the entire period being examined (provided, that the [***] underpayment is equivalent to [***] or more), in which case Enodia will pay the cost charged by such accounting firm for such review. Should the audit lead to the discovery of a discrepancy to Enodia’s detriment, Enodia may credit the amount of the discrepancy, without interest, against future payments payable to Seller under this Agreement, and if there are no such payments payable, then Seller shall pay to Enodia, to an account designated by Enodia, the amount of the discrepancy, without interest, within [***] days of Seller’s receipt of the report.
1.4Diligence.
Commencing upon the Closing Date and subject to the terms contained herein, Enodia shall, directly or through one or more Affiliates or licensees, use Commercially Reasonable Efforts to develop and commercialize the Discovery Compounds anywhere in the Territory. In addition, the Parties acknowledge and agree that (a) Enodia shall not be required to develop, commercialize or otherwise exploit (i) the Clinical Compound, or (ii) more than one (1) Discovery Compound at a time, and (b) following Marketing Approval of the first Discovery Compound, Enodia shall have no further obligation to develop, commercialize or otherwise exploit any additional Discovery Compounds. For purposes of this Agreement, “Commercially Reasonable Efforts” means, with respect to a Party, those efforts and resources commensurate with those efforts commonly used in the pharmaceutical industry by a company of comparable size and funding in connection with the development or commercialization of pharmaceutical products that are of similar status, including, with respect to commercial potential, the proprietary position of the product, the regulatory status and approval process, the probable profitability of the applicable product, and other relevant factors such as technical, legal, scientific or medical factors.
1.5From and after the Closing Date, Enodia shall not, and shall cause its Affiliates and licensees not to, sell, assign or transfer all or substantially all of the rights to develop or commercialize the Products unless, as a condition to such sale, assignment or transfer, the purchaser, assignee or transferee (as applicable) assumes in writing all obligations of Enodia set forth in this Agreement with respect to the applicable Products (subject to all limitations and qualifications included in this Agreement with respect to such obligations), including the obligation to pay, upon the achievement of any Milestone that has not, prior to the date of such sale, assignment or transfer, been achieved and paid in accordance with this Agreement, any Milestone Payment payable with respect to such Milestone or any Royalty Payment payable in accordance with the terms of this Agreement; provided that no such sale, assignment or transfer shall relieve Enodia of any of its obligations set forth in this Agreement with respect to the Products, including the obligation to pay any Milestone Payment or Royalty Payment, prior to the date of such sale, assignment or transfer; provided, further that Enodia shall remain liable (subject to the limitations and qualifications set forth in this Agreement) for, and such purchaser, assignee or transferee shall not be required to assume, any obligation to pay any Milestone Payment payable with respect to any Milestone achieved and Royalty Payment payable prior to the date of such sale, assignment or transfer. Any such transfer without such an assumption by the purchaser, assignee or transferee (as applicable) shall be null and void.
1.6Payments; Allocation. All payments to Seller pursuant to Sections 3.1, 3.2 and, if applicable, 3.3, shall be made by bank wire transfer in immediately available funds to an account designated in writing by Seller. Each of the foregoing payments shall be paid no more than once and no amounts shall be due for any subsequent or repeated achievement of the same Milestone Event. In no event shall the aggregate amount paid by Enodia under this Article 3 (other than with respect to royalty payments, if any) exceed One Hundred Twenty Eight Million U.S. Dollars ($128,000,000 USD); provided, however, that in the event that any payment due hereunder is not made when due, the payment shall accrue interest beginning on the day following the due date thereof, calculated at the annual rate of the sum of three percent (3%); provided further that in no event shall the interest rate exceed the maximum rate permitted by Applicable Law.
1.7Withholdings. Seller agrees that all payments under this Agreement shall be inclusive of, and that Seller shall bear, all taxes, whether direct or indirect (including, by way of example, corporate income, transfer Taxes, and VAT), levies, and duties (including customs duties) as may be imposed on Seller (or for which Seller is required to act as withholding agent by any governmental body or authority on the subject matter of this Agreement) with respect to payments made hereunder, and shall be responsible for the timely payment of such amounts to such governmental body or authority. Any and all withholding or similar taxes imposed or levied on account of the payment of amounts under this Agreement, which are required to be withheld, shall be deducted by the applicable Party prior to remittance and shall be paid to the proper taxing authority. Proof of payment shall be secured, if available, and sent to the other Party as evidence of such payment in such form as required by the tax authorities having jurisdiction over the payer. Each Party agrees to cooperate with the other Party in claiming exemptions from such deductions or withholdings under any agreement or treaty from time to time in effect.
ARTICLE 4
AFFILIATES AND THIRD PARTY DESIGNEES
Enodia shall have the right to have one (1) or more of its Affiliates, or Third Party designees, exercise any or all of Enodia’s rights or perform any or all of Enodia’s responsibilities under this Agreement; provided that Enodia remains liable hereunder for the performance of all of its obligations hereunder.
ARTICLE 5
CLOSING MATTERS
1.1Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”), shall take place remotely via the electronic exchange of documents and signature pages commencing at 9:00 am Eastern Time on the Effective Date, or such other place, date or time as the Parties agree upon in writing (such date of the Closing, the “Closing Date”). For purposes of this Agreement and the transactions contemplated hereby, the Closing will be deemed to occur and be effective, and title to and risk of loss associated with the Assigned Assets, shall be deemed to occur at 12:01 am, Eastern Time, on the Closing Date.
1.2Closing Deliveries by Seller. At or prior to the Closing, Seller shall deliver or cause to be delivered to Enodia the following:
(a)an executed copy of this Agreement and each Related Agreement to which Seller is a party, duly executed by Seller;
(b)executed copies of the Intellectual Property Assignment (it being understood that Enodia shall bear the sole cost and have the primary responsibility for any notarization or legalization required for the recording of any such assignment that may be effectuated after the Closing, subject to Section 5.5 below);
(c)confirmation that the Product Inventory has been received by the carrier for shipment to the address designated in advance by Enodia; and
(d)an executed IRS form W-9 of Seller.
1.3Closing Deliveries by Enodia. At or prior to the Closing, Enodia shall deliver or cause to be delivered to Seller the following:
(a)the Initial Cash Consideration by wire transfer of immediately available funds into an account designated in advance by Seller; and
(b)an executed copy of this Agreement and each Related Agreement to which Enodia is a party, duly executed by Enodia.
1.4Further Closing Deliveries by Seller.

(a)Delivery. Seller shall, at the Closing or promptly thereafter, deliver, or cause to be delivered, to Enodia all tangible assets that are Assigned Assets, including, without limitation, true, correct and complete copies and, to the extent occurring in or constituting lab notebooks or required by Applicable Law, originals of the Product Regulatory Materials, Assigned Contracts, Assigned Books and Records, and Assigned Know-How (in each case, other than any Non-Assignable Assets), to a location mutually agreed between Seller and Enodia at Enodia’s sole cost and expense. To the extent that any Assigned Books and Records also relate to business or assets of Seller or its Affiliates other than the Products, Seller shall have the right to redact the same solely with respect to such other business and assets.
(b)Product Registrations and Permits. Without limiting Seller’s obligations under Section 5.2, as reasonably requested by Enodia, Seller shall, at or prior to the Closing, prepare and submit any requisite notices to each applicable Governmental Authority of the transfer of the Regulatory Filings and the Product Registrations and Permits to Enodia or an Affiliate of Enodia.
1.5Further Assurances. Seller shall, for a period of time beginning on the Effective Date and continuing until the later to occur of (a) forty five (45) days after the Closing Date and (b) a Change of Control of Seller, upon the reasonable request of Enodia, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such further deeds, assignments, transfers and conveyances as may reasonably be required for the assigning, transferring, granting, conveying and confirming to Enodia or its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the Assigned Assets. Seller hereby constitutes and appoints, effective as of the Closing Date, Enodia, its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Enodia or in the name of Seller but for the benefit Enodia to institute and prosecute all proceedings which Enodia may in its reasonable discretion deem proper in order to enforce and prosecute all proceedings which Enodia may in its discretion deem proper in order to enforce any right, title or interest in, to or under the Assigned Assets and to defend or compromise any and all actions, suits or proceedings regarding any of the Assigned Assets, as applicable. Enodia shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES
1.1Mutual Representations and Warranties. As a condition and an inducement to the Parties to enter into this Agreement, each of Seller and Enodia hereby represents and warrants to the other Party, as of the Effective Date:
(a)It is, in the case of Seller a corporation duly organized, validly existing and in good standing under the laws of Delaware, and in the case of Enodia, a French simplified joint stock company duly organized, validly existing and in good standing under the laws of France, and it has all requisite power and authority, corporate or otherwise, to conduct its business as now being conducted, to own, lease and operate its assets and properties and to execute, deliver and perform this Agreement and Related Agreements.
(b)The execution, delivery and performance by it of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and do not and will not (i) require any consent, waiver, authorization, notice or approval of any Governmental Authority or any other Person (including any party to an Assigned Contract), (ii) violate (A) any provision of any law, rule, regulations, order, writ, judgment, injunctions, decree, determination or award presently in effect having applicability to it or (B) any provision of its certificate of incorporation or formation or by-laws or (iii) result in a breach of or constitute a default (with or without notice or lapse of time, or both) under or give rise to any payment obligations or right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Contract to which it is a party or by which it or its assets and properties may be bound or affected, or (iv) result in an Encumbrance on any of the Assigned Assets.
(c)This Agreement is its legal, valid and binding obligation, enforceable against such Party in accordance with the terms and conditions hereof, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. It is not under any obligation to any Person, contractual or otherwise, that is conflicting or inconsistent in any respect with the terms of this Agreement or any Related Agreement or that would impede the diligent and complete fulfillment of its obligations of this Agreement or any Related Agreement.
1.2Representations and Warranties of Seller. In addition to the representations and warranties set forth under Section 6.1 above, as a condition and an inducement to Enodia to enter into this Agreement, and except as otherwise disclosed to Enodia in the Seller Disclosure Schedule, Seller hereby represents and warrants to Enodia, as of the Effective Date:
(a)Title; Rights to Transfer.
(i)Seller has good and valid title, and owns all right, title and interest, in and to the Assigned Assets free and clear of all Encumbrances, other than Permitted Encumbrances, and upon the consummation of the transactions contemplated hereby, Enodia will acquire good and valid title, and own all right, title and interest, in and to the Assigned Assets free and clear of all Encumbrances, other than Permitted Encumbrances.
(ii)The Assigned Assets constitute all of the assets, properties, and rights related to the Products. The tangible items within the Assigned Assets (A) have been maintained in accordance with the applicable specifications and instructions therefor; and (B) conform to all Applicable Law with respect to Seller’s use thereof. None of the Permitted Encumbrances could reasonably be expected to materially impair the continued use and operation of the Assigned Assets as such Assigned Assets are used (or have been used) by Seller.
(iii)No Third Party or Affiliate of Seller owns, beneficially or of record, or has any rights, title or interest in, to or under any Assigned Asset or any rights or licenses from or through Seller to research, develop, manufacture or commercialize any Product in or for the Territory. No amounts or other consideration are due to a Third Party or Affiliate of Seller with respect to the Assigned Assets and no amounts or other consideration will become due to a Third Party or Affiliate of Seller as a result of the transactions contemplated by this Agreement or the Related Agreements.
(iv)This Section 6.2(a) does not pertain to the Assigned Intellectual Property, which is addressed in Section 6.2(e).
(b)Litigation.
(i)There is no suit, claim, action, re-examination, opposition, interference, investigation or proceeding (“Action”) pending or, to the Knowledge of Seller, threatened against Seller, that (A) challenges or seeks to prevent or enjoin or would otherwise affect the ownership, legality, validity, scope or enforceability of the Assigned Assets or the transactions contemplated by this Agreement or the Related Agreements; (B) challenges Seller’s right, title or interest in and to, or its right to assign or use the Assigned Assets; or (C) could reasonably be materially adverse, when taken as a whole, to the ownership or use of the Assigned Assets or the ability to consummate the transactions set forth herein on a timely basis.
(ii)(A) Seller has not received any written notice from any other Person challenging its ownership or rights to use any Intellectual Property Right relating to any Product; (B) there has not been any, and there are no, Actions pending or, to the Knowledge of Seller, threatened against Seller, relating to its ownership or rights to use any Intellectual Property Right relating to any Product, including the Assigned Intellectual Property Rights; and (C) there has not been any, and there are no, Actions pending or, to the Knowledge of Seller, threatened against Seller, otherwise relating to any Product. There is no Action pertaining to the Products which Seller, or any Affiliate of Seller, has initiated or intends to initiate.
(c)Permits; Compliance with Applicable Law.
(i)Each of the Product Registrations and Permits is validly and presently in effect (and the continuing validity and effectiveness of such Product Registration and Permit will not be affected by the consummation of the transactions contemplated hereby), and Seller is not in default (with or without notice or lapse of time, or both) under any such Product Registration and Permit.
(ii)There are no Actions pending nor, to the Knowledge of Seller, threatened, that seek the revocation, cancellation, suspension, failure to renew or material modification of any Product Registrations and Permits. To the Knowledge of Seller, no facts or circumstances exist that, with or without notice or lapse of time, would be reasonably likely to result in such an Action. All required filings and reports with respect to each Product Registration and Permit have been timely made and all required applications for renewal thereof have been timely filed.
(iii)Since January 1, 2020, Seller has conducted its clinical trials related to any Product as required by the FDA. Seller has not received any communication from any Governmental Authority relating to any violation of any Product Registration and Permit or Applicable Law relating to any Product.
(d)Regulatory Matters.
(i)Schedule 1.56 sets forth a true and accurate list of all applicable regulatory designation requests, investigational new drug application, and other applications or submissions to any Regulatory Authority having jurisdiction over any Product.
(ii)All pre-clinical and clinical trials and other studies conducted by, or on behalf of, Seller and its Affiliates related to any Product were conducted in compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards used within the pharmaceutical industry and all Applicable Law, including current Good Manufacturing Practice, Good Laboratory Practice, and Good Clinical Practice requirements. All clinical studies relating to any Product, as applicable, are being and have been conducted in compliance with applicable good clinical practice regulations and guidelines, including adverse event reporting, and all Applicable Laws relating to protection of human subjects in research, including those contained in 21 CFR Parts 50, 54, 56 and 312, as amended, and any other similar state, federal, foreign, or local Applicable Law. Neither Seller nor any of its Affiliates has received any written, or to Seller’s Knowledge oral, notice from any Regulatory Authority, institutional review board or ethics committee or any other party recommending, requiring, or threatening a clinical hold or partial clinical hold, the termination, suspension or material modification of any ongoing clinical trials or other research studies or activities which Seller or any of its Affiliates has sponsored or conducted, or in which any Product was studied or tested. Neither Seller nor any of its Affiliates has received any claims, complaints, or other notice alleging non-compliance with any Applicable Law, material quality or safety concern with respect to any Product, or product liability or injury.
(iii)The manufacture of the Product by, or on behalf of, Seller and its Affiliates has at all times been conducted in compliance with all Product Registrations and material Permits and Applicable Law. The processes used to produce the Product were adequate to ensure that the Product met the specifications established therefor when produced.
(iv)Neither Seller nor any of its Affiliates (including their respective current and former officers, employees, and agents) has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation or been debarred by the FDA under Article 306 of the FDCA, 21 U.S.C. Section 335a(a) or (b).
(v)Seller has not received (A) any notice from any Governmental Authority, relating to the Product or the facilities related to the Product; (B) any notice from any other Governmental Authority with respect to the Product; or (C) any “warning letters,” or “untitled letters,” or other similar Governmental Authority notice of inspectional observations or deficiencies or other written correspondence from the FDA or any other Governmental Authority concerning the Product or the facilities related to the Product.
(vi)Neither Seller nor any of its Affiliates has made any false statements on, or omissions from, the applications, reports and other submissions or communications (written or oral) to the FDA or any other Governmental Authority with respect to any Product or any other records, reports and documentation prepared or maintained to comply with the requirements of all Permits and Applicable Law. Neither Seller nor any of its Affiliates is the subject of any pending or, to the Knowledge of the Seller, threatened investigation by any Governmental Authority with respect to any Product or the Permits, including by: (A) the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto; (B) the FTC; or (C) any other Governmental Authority that has jurisdiction over any Product under any similar policy. Neither Seller nor any of its Affiliates has any Knowledge or reason to believe that the FDA, FTC or any other Governmental Authority is considering such action.
(e)Intellectual Property.
(i)The Assigned Intellectual Property Rights constitute all of the Intellectual Property Rights related to the Products. Seller exclusively owns and possesses all right, title and interest in all of the Assigned Intellectual Property Rights (including the right to seek past and future damages with respect thereto), in each case free and clear of all Encumbrances, other than Permitted Encumbrances. Seller has the unrestricted right to assign and transfer to Enodia all rights in the Assigned Intellectual Property Rights that are being assigned and transferred to Enodia under this Agreement, in each case, free of any rights or claims of any Person and without payment of any royalties, license fees or other amounts to any Person. As of the Closing Date, Enodia will be permitted to assign, license or otherwise transfer all Assigned Intellectual Property Rights without restriction and without payment of any additional amounts or consideration to any Person. Seller has not transferred ownership of, or granted any license of or right to use (including any covenant not to sue), or authorized the retention of any rights to use or joint ownership of, any Assigned Intellectual Property Right to any Person.
(ii)All of the Assigned Patents have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or public registry or depository service. Each such item of the Assigned Patents is valid, subsisting and enforceable, and all necessary registration, maintenance and renewal fees in connection with such Assigned Patents have been paid, and all necessary documents and certificates in connection with such Assigned Patents have been filed with the relevant Governmental Authorities for the purposes of perfecting, prosecuting and maintaining such Assigned Patents. There are no acts or omissions of Seller that would (A) constitute inequitable conduct, fraud or misrepresentation with respect to any Assigned Patents, or (B) render any Assigned Patents invalid or unenforceable in whole or in part.
(iii)Seller has provided to Enodia a true and complete list and description of each action that must be taken on or after the Effective Date through the ninety (90) period following the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to U.S. Patent and Trademark Office actions (or actions of any equivalent authority anywhere in the world), documents, applications or certificates, for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Assigned Intellectual Property Rights.
(iv)Seller has no Knowledge of any activities by Persons in the Territory that Seller reasonably believes constitute an infringement, violation or misappropriation of any Assigned Intellectual Property Right (including pending applications and registrations therefor as if such applications or registrations were to issue or become registered).
(v)To the Knowledge of Seller, the ownership and use of the Products does not and will not infringe or misappropriate any Intellectual Property Right (including pending applications and registrations therefor if such applications or registrations were to issue or become registered) of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the Applicable Law of any jurisdiction, and Seller has not received notice from any Person claiming that such conduct infringes, violates or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the Applicable Law of any jurisdiction.
(vi)Seller has not entered into any Contract: (A) granting any Person the right to control the prosecution or maintenance of any of the Assigned Intellectual Property Rights; (B) granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Assigned Intellectual Property Rights; or (C) expressly agreeing to indemnify any Person against any charge of infringement of any of the Assigned Intellectual Property Rights, or as a result of the manufacture use, sale, importation or other exploitation of the Products.
(vii)The filed Patent applications listed on Schedule 1.8 are being diligently prosecuted (except for intentional strategic abandonments made in the ordinary course of patent prosecution) in the respective patent offices in the Territory in accordance with Applicable Laws and, its representatives have not failed to timely present (before any applicable deadline for disclosure) information material to patentability of such Patent applications of which it and its inventors are aware to the relevant patent office that imposes such a disclosure requirement.
(viii)Seller has taken commercially reasonable measures consistent with industry practices to protect the secrecy, confidentiality and value of all Assigned Know-How and, to the Knowledge of Seller, no Third Party has misappropriated any Assigned Know-How or tangible embodiments thereof.
(ix)All current and former founders, officers, employees, consultants and independent contractors of Seller or any of its Affiliates who are or have been involved in the creation or development of Assigned Intellectual Property Rights have executed and delivered to Seller or such Affiliate an agreement regarding the protection of proprietary information and requiring them not to disclose or use trade secrets or confidential information of Seller or its Affiliates outside the scope of their employment or engagement by Seller or any of its Affiliates, and presently assigning to Seller or such Affiliate any such Assigned Intellectual Property Rights. To the Knowledge of Seller, no current or former founder, officer, employee, consultant or independent contractor of Seller or any of its Affiliates is in violation of any term of any such proprietary information and assignment agreement between such Person and Seller or such Affiliate.
(x)No Assigned Intellectual Property Rights were developed, in whole or in part (i) under contract with or using the resources of any Governmental Authority, academic institution or other Person that would subject any Assigned Intellectual Property Rights to the rights of any Governmental Authority, academic institution or other Person, or (ii) under any grants or other funding arrangements with Third Parties.
(f)Contracts; Suppliers; Inventory.
(i)Seller has made available to Enodia complete and accurate copies of all material Contracts related to the Products, including all materials amendments, supplements, modifications and waivers thereof.
(ii)The Assigned Contracts are valid, binding and in full force and effect (except to the extent that they have expired by their terms prior to the Effective Date). Seller and, to the Knowledge of Seller, each other party thereunder, has performed all obligations required to be performed by such Party under the Assigned Contracts and is not in breach or default under any Assigned Contract and, to the Knowledge of Seller, no other party to any Assigned Contract is (or will be, with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Seller has not received any notice of the intention of any party to terminate any Assigned Contract except for those Assigned Contracts that have expired or terminated in the ordinary course of business.
(iii)Seller has obtained all necessary notices, consents, waivers and approvals of parties to any Assigned Contracts that are required thereunder in connection with the transactions contemplated hereby, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing so as to preserve all rights of, and benefits to, Enodia under such Contracts from and after the Closing Date. As of the Closing Date, Enodia will be permitted to exercise all of its rights under the Assigned Contracts without the payment of any additional amounts or consideration.
(iv)As applicable, Seller has provided to Enodia a list of Active Pharmaceutical Ingredients and raw materials with respect to the Products.
(v)All Product Inventory was manufactured in compliance with all Permits and Applicable Law, and stored and handled by or on behalf of Seller and its Affiliates in accordance with applicable specifications and requirements therefor.

(g)Taxation. There are no liens for Taxes on any of the Assigned Assets. Seller has filed all tax returns and made timely payment of all Taxes owed with respect to the Assigned Assets.
(h)Broker’s and Finder’s Fees. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement made by or on behalf of Seller or any of its Affiliates.
(i)    Accuracy of Information None of the representations, warranties or statements of Seller or any of its Affiliates contained in this Agreement of any other document or certificate delivered in connection herewith, contains any untrue statement of a material fact, or to Seller’s Knowledge, omits to state any material fact necessary in order to make any of such representations, warranties or statements in light of the circumstances under which they were made, not materially misleading.
ARTICLE 7
ADDITIONAL AGREEMENTS
1.1Books and Records. Except to the extent required by Applicable Law, Seller and its Affiliates shall have the right to retain copies of all Assigned Books and Records relating to periods ending on or prior to the Closing Date for forty five (45) days after the Closing Date, for clarity, subject to Article 8 (Confidentiality); provided that, following such period, Seller and its Affiliates shall promptly destroy all such retained copies and provide proof of such destruction to Enodia in writing.
1.2Transfer and Assumption of Regulatory Commitments. From and after the closing Date, Enodia will assume control of, and responsibility for all costs and Liabilities arising from or related to any Product Registrations and Permits, including any commitments or obligations to any Governmental Authority involving the Products solely to the extent arising after the Closing Date.
ARTICLE 8
CONFIDENTIALITY
1.1“Confidential Information” means the terms and provisions of this Agreement (each of which shall be the Confidential Information of both Parties) and all other information and data, including all notes, books, papers, diagrams, documents, reports, e-mail, memoranda, visual observations, oral communications and all other data or information in whatever form, that one Party or any of its Affiliates or representatives (the “Disclosing Party”) has supplied or otherwise made available to the other Party or its Affiliates or representatives (the “Receiving Party”) including those made prior to the Effective Date of this Agreement. From and after the Closing Date, the Assigned Assets shall be considered the Confidential Information of Enodia, and Enodia shall be considered the Party disclosing such Confidential Information under this Section 8.1, without exception of Section 8.3(a)(ii) below.
1.2Obligations. The Receiving Party shall protect all Confidential Information of the Disclosing Party against unauthorized use and disclosure to Third Parties with the same degree of care as the Receiving Party uses for its own similar information, but in no event less than a reasonable degree of care. The Receiving Party shall be permitted to use the Confidential Information of the Disclosing Party solely as reasonably necessary to exercise its rights and fulfill its obligations under this Agreement (including any surviving rights), including (a) in prosecuting or defending litigation, (b) complying with Applicable Law, or (c) otherwise submitting information to tax or other Governmental Authorities. The Receiving Party shall not disclose the Confidential Information of the Disclosing Party to any Third Party other than to its Affiliates, and its and their respective directors, officers, employees, subcontractors, sublicensees, consultants, and attorneys, accountants, banks and investors (collectively, “Recipients”) who have a need to know such information for purposes related to this Agreement and who are bound by obligations of confidentiality at least as protective of such Confidential Information as those set forth in this Agreement.
1.3Exceptions.
(a)Restriction Limitations. The restrictions related to use and disclosure under this Article 8 shall not apply to any information to the extent the Receiving Party can demonstrate by competent evidence that such information:
(i)is (at the time of disclosure by the Disclosing Party) or becomes (after the time of such disclosure by the Disclosing Party) known to the public or part of the public domain through no breach of this Agreement by the Receiving Party, or any Recipient to whom the Receiving Party disclosed such information of its confidentiality obligations to the Receiving Party;
(ii)was known to, or was otherwise in the possession of, the Receiving Party prior to the time of disclosure by the Disclosing Party;
(iii)is disclosed to the Receiving Party on a non-confidential basis by a Third Party who is not, to the actual knowledge of the Receiving Party, prohibited from disclosing it without breaching any confidentiality obligation to the Disclosing Party; or
(iv)is independently developed by or on behalf of the Receiving Party or any of its Affiliates, as evidenced by then-contemporaneous written records maintained in the ordinary course of business, without use of or access to the Confidential Information.
(b)Disclosure Required by Law.
(i)Required Disclosure. The restrictions set forth in this Section 8.3(b)(i) and in Section 8.3(b)(ii) shall not apply to the extent that the Receiving Party is required to disclose any Confidential Information of the Disclosing Party under law or by an order of a Governmental Authority; provided that the Receiving Party: (a) provides the Disclosing Party with prompt written notice of such disclosure requirement if legally permitted; (b) affords the Disclosing Party an opportunity, and cooperates with the Disclosing Party’s efforts, to oppose or limit, or secure confidential treatment for such required disclosure (at the Disclosing Party’s expense); and (c) if the Disclosing Party is unsuccessful in its efforts pursuant to subsection (b), discloses only that portion of such Confidential Information that the Receiving Party is legally required to disclose as advised by the Receiving Party’s legal counsel.
(ii)Nondisclosure of Terms. Each Party agrees not to issue any press releases, reports, or other statements in connection with this Agreement intended for use in the public or private media or otherwise disclose the terms of this Agreement to any Third Party without the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, except to such Party’s attorneys, advisors and others on a need to know basis in each case consistent with customary practice under circumstances that protect the confidentiality thereof; provided that, Enodia may inform its business contacts of the purchase of the Assigned Assets in the ordinary course of business without Seller’s consent. Notwithstanding the foregoing, each Party may make announcements concerning the subject matter of this Agreement if required by Applicable Law or any securities exchange or Governmental Authority or any tax authority to which any Party is subject or submits, in which case the Party making such announcement shall provide the other Party with a copy of such announcement at least five (5) Business Days prior to issuance, to the extent practicable under the circumstances, and shall only disclose information required by Applicable Law or such exchange or authority.
1.4Right to Injunctive Relief. Each Party agrees that breaches of this Article 8 may cause irreparable harm to the other Party and shall entitle such other Party, in addition to any other remedies available to it (subject to the terms of this Agreement), to the right to seek injunctive relief enjoining such action.
1.5Ongoing Obligation for Confidentiality. The Parties’ obligations of confidentiality, non-use and non-disclosure under this Article 8 shall survive the Closing until the date that is three (3) years after the last Quarterly Report.
ARTICLE 9
INDEMNIFICATION
1.1Indemnification by Seller. Subject to the provisions of this Article 9, from and after the Closing Date, Seller shall indemnify and hold harmless, to the extent permitted by Applicable Law, Enodia and its Affiliates, and, if applicable, their respective officers, directors, employees, agents, successors and assigns (each, an “Enodia Indemnified Party”) from and against any and all Liabilities, losses, damages, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) suffered or incurred by any Enodia Indemnified Party to the extent arising out of or resulting from any claim, or the commencement of any suit, action or proceeding asserted by any Third Party (each, a “Third Party Claim”) relating to (a) any and all Excluded Liabilities or (b) fraud by or on behalf of Seller in connection with this Agreement.
1.2Indemnification by Enodia. Subject to the provisions of this Article 9, from and after the Closing Date, Enodia shall indemnify and hold harmless, to the extent permitted by Applicable Law, Seller and its Affiliates, and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) from and against any and all Losses suffered or incurred by any Seller Indemnified Party to the extent arising out of or resulting from any Third Party Claim relating to (a) any and all Assumed Liabilities or (b) fraud by or on behalf of Enodia in connection with this Agreement.
1.3Indemnification Procedure.
(a)Whenever any Loss is asserted against or incurred by a Enodia Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) that the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, the Indemnified Party will give written notice thereof (a “Claim”) to the other Party (the “Indemnifying Party”). The Indemnified Party will furnish to the Indemnifying Party in reasonable detail such information as the Indemnified Party may have with respect to the Claim. The failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Agreement, unless the failure to give such notice is materially prejudicial to an Indemnifying Party’s ability to defend an action by a Third Party Claim.

(b)In the case of a Third Party Claim, within thirty (30) calendar days after delivery of such notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, and at its expense, undertake the defense of such Third Party Claim with attorneys of its own choosing. In the event that the Indemnifying Party does not assume control of such defense, the Indemnified Party may undertake the defense of such Third Party Claim.
(c)The Party not controlling such defense may participate therein at its own expense; provided that, if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the Indemnifying Party will be responsible for the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith; provided further, however, that in no event will the Indemnifying Party be responsible for the fees and expenses of more than one counsel in any one jurisdiction for all Indemnified Parties.
(d)The Party controlling such defense will keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and will consider recommendations made by the other Party with respect thereto. As reasonably requested by, and at the expense of, the Party controlling such defense, the other Party will cooperate in such defense and make available to the Party controlling such defense all witnesses, pertinent records, materials and information in such other Party’s possession or under such other Party’s control relating thereto.
(e)The Indemnified Party will not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld or delayed. The Indemnifying Party will not consent to entry of any judgment or enter into any settlement that admits fault on the part of the Indemnified Party, except with the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed.
(f)The Indemnified Party shall take, and shall cause its Affiliates to take, all commercially reasonable steps required under Applicable Law to mitigate any Loss (including providing a reasonable opportunity to the Indemnifying Party to cure any breach giving rise thereto), and in the event that the Indemnified Party fails to so mitigate an indemnifiable Loss, Indemnifying Party shall have no liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts.
1.4Limitations. Other than for a Party’s fraud, the aggregate indemnifiable Losses payable by such Party pursuant to this Article 9 shall be limited to the amounts of the Initial Cash Consideration and the Inventory Cash Consideration. For purposes of Sections 9.1 and 9.2, any payments due by an Indemnifying Party for any indemnifiable Losses shall be reduced by any amounts actually received by any Indemnified Party in respect of such Losses under any insurance policies or other applicable indemnity or contribution agreements.
1.5Exclusive Remedy.  Each of Enodia and Seller acknowledges and agrees that the sole and exclusive remedy of the Enodia Indemnitees and the Seller Indemnitees with respect to any and all claims relating to this Agreement, the Assigned Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities or the transactions contemplated by this Agreement (other than (i) with respect to a claim for injunctive relief or other equitable relief, or (ii) a claim for payment due pursuant to Article 3 or (iii) a claim against Seller for fraud) is pursuant to the indemnification provisions set forth in this Article 9.

ARTICLE 10
MISCELLANEOUS
1.1Relationship of the Parties. The Parties agree that the relationship of Seller and Enodia established by this Agreement is that of independent contractors. Furthermore, the Parties agree that this Agreement does not, is not intended to, and shall not be construed to, establish a partnership or joint venture, and nor shall this Agreement create or establish an employment, agency or any other relationship. Except as may be specifically provided herein, neither Party shall have any right, power or authority, nor shall they represent themselves as having any authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other Party, or otherwise act as an agent for the other Party for any purpose.
1.2Expenses. Except as otherwise expressly provided herein, each Party shall bear its own costs, fees and expenses incurred by such Party in connection with this Agreement.
1.3Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be delivered in person, by a nationally recognized overnight courier, or by registered or certified airmail, postage prepaid, to the addresses given below or such other addresses as may be designated in writing by the Parties from time to time, and shall be deemed to have been given upon receipt.

In the case of Seller: Kezar Life Sciences, Inc. 4000 Shoreline Court, Ste 300 South San Francisco, CA 94080 c/o Legal Affairs

In the case of Enodia: The Hive 125 rue Edouard Vaillant 94800 Villejuif France [***]

1.4Assignment. Neither Party shall at any time, without obtaining the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), assign or transfer this Agreement or subcontract its obligations hereunder to any Person. Notwithstanding the foregoing, either Party shall be permitted, without the consent of the other Party, to assign this Agreement to its Affiliates or to any successor or Third Party that acquires all or substantially all of the assets to which this Agreement relates by sale, transfer, merger, reorganization, operation of law or otherwise. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their successors and permitted assigns. Any assignment not in accordance with this Section 10.4 shall be null and void.

1.5Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A., without reference to conflicts of laws principles. The Parties hereby expressly agree that the U.N. Convention on Contracts for the International Sale of Goods shall not apply. Except with respect to claims for specific performance or other equitable relief in accordance with Section 10.10, any dispute, controversy or claim between the Parties hereto arising out of or relating to this Agreement which cannot be resolved through direct negotiations shall be settled by binding arbitration in accordance with and subject to the then applicable rules (“Rules”) of JAMS (f/k/a Judicial Arbitration and Mediation Services) and such arbitration shall be administered by JAMS with a single arbitrator mutually selected by the Parties from a list of arbitrators proposed by JAMS in accordance with the Rules, provided that the arbitrator selected must have at least ten (10) years of experience regarding the subject matter herein. The arbitrator shall allow such discovery as is appropriate and consistent with the purposes of arbitration in accomplishing fair, speedy and cost-effective resolution of disputes. Either Party may apply to the arbitrator for equitable relief until the arbitration award is rendered or the dispute is otherwise resolved. Further, either Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of such Party pending the arbitration award. The arbitrator shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages. Reasons for the arbitrator’s decision should be complete and explicit, including determinations of law and fact. The written reasons should also include the basis for any damages awarded and a statement of how the damages were calculated. Such written decision should be rendered by the arbitrator following a full comprehensive hearing as soon as practicable, but in no event later than nine (9) months, following the selection of the arbitrator. Each Party shall pay its own attorneys’ fees and the costs of the arbitration including the arbitrators’ fees shall be shared equally by the Parties. Judgment upon the award rendered in any such arbitration may be entered in any court of competent jurisdiction, or application may be made to such court for a judicial acceptance of the award and an enforcement, as the law of such jurisdiction may require or allow. Except to the extent necessary to confirm an award or as may be required by Applicable Law, neither Party nor the arbitrator may disclose the existence, content or results of an arbitration without the prior written consent of both Parties. Unless otherwise mutually agreed to by the Parties, such arbitration shall take place in New York, New York U.S.A.
1.6Entire Agreement and Amendment. This Agreement and the Related Agreements (including, for clarity, its and their Schedules and Exhibits) constitutes and contains the entire understanding and agreement of the Parties respecting the subject matter hereof and cancels and supersedes any and all prior and contemporaneous negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. Notwithstanding the foregoing, to the extent the terms and conditions of the body of this Agreement conflict with the terms and conditions of any Schedule or Exhibit hereto, the terms and conditions of the body of this Agreement shall govern, unless and to the extent explicitly stated otherwise in such Schedule or Exhibit. No terms or conditions of this Agreement will be varied or modified by any prior or subsequent statement, conduct or act of either of the Parties, except that the Parties may amend this Agreement by written instruments specifically referring to and executed in the same manner as this Agreement. For clarity, and notwithstanding anything to the contrary herein, all provisions of this Agreement by which their terms are reasonably understood to survive the Closing Date shall survive the Closing Date in accordance with their terms.
1.7No Third Party Beneficiaries. All rights, benefits and remedies under this Agreement are solely intended for the benefit of Seller and Enodia, and except for such rights to indemnification expressly provided pursuant to Article 9, no Third Party shall have any rights whatsoever to: (a) enforce any obligation contained in this Agreement; (b) seek a benefit or remedy for any breach of this Agreement; or (c) take any other action relating to this Agreement under any legal theory, including actions in contract, tort (including negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties.
1.8Severability. Should one or more of the provisions of this Agreement become void or unenforceable as a matter of law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement, and the Parties agree to negotiate in good faith a valid and enforceable provision therefor which, as nearly as possible, achieves the desired economic effect and mutual understanding of the Parties under this Agreement.
1.9No Waiver. A waiver by any Party of any of the terms and conditions of this Agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement will be cumulative and none of them will be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.
1.10Specific Performance. Each Party hereby agrees that irreparable damage would occur and it would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. Accordingly, each Party hereby agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions of this Agreement, including the obligation to consummate the transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity, whether pursuant to this Agreement or otherwise. In furtherance of the foregoing, the Parties hereby waive, to the fullest extent permitted by Applicable Law, (a) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate, and (b) any requirement to post a bond or other security as a prerequisite to seeking or obtaining equitable relief.
1.11Compliance with Laws. Each Party shall perform its obligations under this Agreement in accordance with Applicable Law and each Party shall bear its own costs in ensuring compliance therewith. No Party shall, or shall be required to, undertake any activity under or in connection with this Agreement that violates, or which it reasonably believes may violate, any Applicable Law.
1.12Review by Legal Counsel. Each Party agrees that it has read and had the opportunity to review this Agreement with its legal counsel. Accordingly, the rule of construction that any ambiguity contained in this Agreement shall be construed against the drafting Party shall not apply.
1.13Further Acts. Each Party shall do, execute and perform and shall procure to be done and perform all such further acts, deeds, documents and things as the other Parties may reasonably require from time to time to give full effect to the terms of this Agreement.
1.14Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same document. This Agreement and any amendments hereto, to the extent signed and delivered by means of electronic reproduction (e.g., portable document format (.pdf)), shall be treated in all manner and respects as an original and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of a Party, the other Party shall re-execute original forms thereof and deliver them to the Party who made said request.
1.15Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and other transactions contemplated hereby, and the cost of preparing any Tax returns with respect to such Taxes, shall be borne by Enodia.
1.16Bulk Sale Laws. The Parties hereby waive compliance in connection with the transactions contemplated hereby, with the provisions of any applicable “bulk sales” or “bulk transfer” or similar law, it being understood that any Liability arising out of the failure of Seller to comply with the requirements and provisions of any “bulk sales” or “bulk transfer” or similar law of any jurisdiction shall be treated as an Excluded Liability.
1.17
[The remainder of this page is left intentionally blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the Effective Date, each copy of which will for all purposes be deemed to be an original.

ENODIA THERAPEUTICS SAS

By:    /s/ Yves Ribeill
    Name: Yves Ribeill
    Title: CEO
KEZAR LIFE SCIENCES, INC.

By:    /s/ Christopher Kirk, Ph.D.
    Name: Christopher Kirk, Ph.D.
    Title: CEO
[Signature Page to Asset Purchase Agreement]

EXHIBITS
Exhibit A        Assignment and Assumption Agreement
Exhibit B        Bill of Sale
Exhibit C        IND Transfer Letters
Exhibit D        Intellectual Property Assignment
SCHEDULES
Schedule 1.4        Assigned Books and Records
Schedule 1.5        Assigned Contacts
Schedule 1.6        Assigned Intellectual Property Rights
Schedule 1.7        Assigned Know-How
Schedule 1.8        Assigned Patents
Schedule 1.31         IND and Regulatory Approvals
Schedule 1.50        Product Inventory
Schedule 1.51        Product Registrations and Permits
Schedule 1.56        Regulatory Filing
Schedule 2.1(f)     Other Assets
SELLER’S DISCLOSURE SCHEDULE